NLS Pharmaceutics Ltd.

The Circle 6

8058 Zurich, Switzerland

July 29, 2025

Via EDGAR

Angela Connell

Doris Stacey Gama

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	NLS Pharmaceutics Ltd. (the “Company,” “we,” “our” and similar terminology) Amendment No. 5 to Registration Statement on Form F-4 Filed June 9, 2025 File No. 333-284075

Ladies and Gentlemen:

The purpose of this letter is to respond to the comment letter of July 23, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 5 to the Registration Statement on Form F-3. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 6 to the Registration Statement on Form F-4 (“Amendment No. 6”).

Page references in our responses are to Amendment No. 6. Unless otherwise stated, any defined terms in Amendment No. 6 apply within this letter.

Amendment No. 5 to Registration Statement on Form F-4

Extraordinary Shareholder Meeting of NLS

Record Date; Outstanding Shares; Shareholders Entitled to Vote, page 105

1.	Please provide us with a rollforward of each class of equity security that reconciles amounts reported herein to those reported on your December 31, 2024 Consolidated Balance Sheet. Please also address the following:

●	Your disclosure indicates that you hold a certain amount of each equity class as Treasury shares. However, you do not present Treasury shares on the face of your financial statements. Please advise or revise accordingly.
●	Your disclosure indicates that you have issued 606,452 Preferred Participation Certificates (PPCs) as of the date of this prospectus. Please describe the significant terms of these securities and clarify when they were issued. To the extent that you had issued and outstanding PPCs as of December 31, 2024, please revise your financial statements to disclose your accounting policy for these securities and clarify where they are presented in your financial statements.
●	Ensure that all equity issuances subsequent to December 31, 2024 are properly reflected in both your pro forma financial statements and subsequent events footnote.

Response: In response to the Staff’s comment, we refer the Staff to Appendix 1 attached hereto for the requested rollforward schedules which reconcile the amounts reported on the unaudited pro forma condensed combined balance sheet contained on page 269 of Amendment No. 6 to those reported on the consolidated balance sheet of the Company as of December 31, 2024. We further provide the following in response to the Staff’s comment:

●	Under the Swiss company law, treasury shares are defined as shares that have been issued and are held by the company itself, and thus are not considered outstanding. Although they may sometimes be informally referred to as “reserve shares,” these are not merely authorized but unissued shares—they are legally existing shares held by the company, as governed by Articles 659 to 659c of the Swiss Code of Obligations (the “CO”) Under Swiss statutory accounting, treasury shares are presented as a separate line item within shareholders’ equity on the face of the balance sheet, in accordance with Article 959a(2)(3)(e) CO, and must be disclosed for legal and corporate governance purposes, whether they are held for cancellation, resale, or future financing activities. However, for U.S. GAAP purposes, these shares identified as “treasury shares” under Swiss law and are not considered issued and outstanding, as they have not yet been transferred to external parties such as investors or employees.

Therefore, we respectfully advise that such shares are not required to be presented separately on the face of the balance sheet under ASC 505-30 (Treasury Stock), because these shares are not held by the Company after having been issued. Instead, these shares are part of the authorized but unissued share capital and are appropriately excluded from the share count and equity presentation under U.S. GAAP.

Accordingly, as the “treasury shares” referred to in our disclosure are shares authorized under Swiss law but not yet issued for accounting purposes under U.S. GAAP, they are not included in the NLS Common Shares issued and outstanding, nor presented separately on the face of the Company’s financial statements.

●	On November 8, 2024, the Company issued 1,014,365 Preferred Participation Certificates (“PPCs”). That number was reduced on January 7, 2025 to 606,452 PPCs. The par value is CHF 0.03 per PPC.

The PPCs were created at the request of our lead investor in 2024 to have holdings with economic rights that are identical to NLS Preferred Shares, including conversion terms, dividend rights, and liquidation preferences, but without voting rights both from a Swiss corporate law perspective and contractually. In contrast to our NLS Preferred Shares which bear voting rights unless contractually removed. Legally, PPCs are issued by the Company and constitute statutory equity in accordance with Swiss Code of Obligations. However, the conversion feature is, as for the NLS Preferred Shares, contractually agreed. For accounting purposes, under ASC 480 and ASC 505, PPCs and NLS Preferred Shares are treated as a single class of equity, given their identical economics and conversion mechanics. We respectfully note that since PPCs and Preferred Shares have identical economic and accounting characteristics, and since conversion into NLS Common Shares is treated identically under the terms of both NLS Preferred Shares and PPCs, we believe the accounting presentation is appropriate.

●	We acknowledge the Staff’s comment and confirm that the Company has properly reflected its equity issuances subsequent to December 31, 2024 in all material respects in both the pro forma financial statements and the subsequent events footnote in its financial statements for the year ended December 31, 2024, where applicable. Specifically, two equity issuances occurred prior to the filing of the Company’s annual report on Form 20-F dated May 16, 2025 (the “Annual Report”), and are disclosed in both the pro forma financial statements and the subsequent events footnote: (1) the issuance dated January 8, 2025, pursuant to the Securities Purchase Agreement dated December 4, 2024, and (2) the issuance dated March 28, 2025, pursuant to the first closing of the Securities Purchase Agreement dated March 27, 2025. A third issuance, completed on June 27, 2025, was included in the pro forma financial statements but was not included in the subsequent events footnote, as it occurred after the filing of the Annual Report. This treatment is consistent with the requirements of IAS 10 and ASC 855, which require subsequent event disclosure only for events that occur before the financial statements are available for issuance. The Company believes, based on the relevant accounting guidance and the facts available as of the date of the Annual Report, that the disclosure was appropriate in all material respects and no further adjustments or changes are required.

Approval of Par Value Reduction, Reverse Split, and Ordinary Share..., page 109

2.	We note that your shareholders will be asked to approve a reverse split of the issued and outstanding NLS Common Shares within a range of two-for-one (2:1) to twenty-for-one (20:1) and that a table is provided on page 110 reflecting different reverse split assumptions. We also note your table includes a twenty-five-for-one scenario (25:1). Given that twenty-five-for-one (25:1) is out of the range being voted on please remove this assumption or otherwise advise.

Response: In response to the Staff’s comment, we have revised the disclosure on page 110 of Amendment No. 6 to remove the twenty-five-for-one (25:1) assumption.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to accompanying Financial Statements

Pro Forma Adjustments, page 272

3.	Please explain how the share amounts included in adjustment (C) were calculated. In this regard, you disclose that you received net proceeds of $2,875,000 in connection with the issuance of 1,249,904 preferred shares, 568,278 PPCs and warrants to purchase 1,181,818 common shares of NLS. It is unclear how these amounts equate to the preferred shares par value adjustment of 64,168 presented on page 269.

Response: In response to the Staff’s comment, adjustment (C) reflects the aggregate par value of equity instruments issued in two financing transactions pursuant to the first and second closings of the Securities Purchase Agreement dated March 27, 2025 between the Company and certain investors (the “March 2025 SPA”). The financings under the first and second closings were completed on March 28, 2025 and June 26, 2025, respectively. These instruments included NLS Preferred Shares and PPCs, each with a par value of CHF 0.03, and warrants to purchase NLS Common Shares with an exercise price of $1.80 per share. The calculation of the par value for these transactions is as follows:

●	On March 28, 2025, the Company issued 1,212,121 NLS Preferred Shares, translated at the USD/CHF exchange rate of 1.134.
●	On June 27, 2025, the Company issued a total of 606,061 equity instruments, consisting of 37,783 NLS Preferred Shares, and 568,278 PPCs. This issuance was translated using the USD/CHF rate of 1.2613.

The par value adjustment is calculated as follows:

(1,212,122×0.03×1.134)+(37,783×0.03×1.2613)+(568,278×0.03×1.2613) = 64,169.

We also acknowledge that the original pro forma adjustment (C) did not reflect the full breakdown between PPCs and NLS Preferred Shares issued in the March 2025 and June 2025 financings under the March 2025 SPA. In response to the Staff’s comment, we revised adjustment (C) of the pro forma adjustments on page 273 of Amendment No. 6 to provide a more detailed breakdown of the two financings under the March 2025 SPA.

4.	As it relates to adjustments (F) and (G), please revise to specify the dates of these transactions. As it relates specifically to adjustment (F), you disclose that 551,532 PPCs were converted into 754,384 common shares, which implies that such PPCs were reflected in your preferred share balance as of December 31, 2024. As previously requested, please revise your financial statements and relevant disclosures throughout to disclose the significant terms of your PPCs, your accounting policy for such securities and where they are classified in your financial statements. Please also tell us your consideration of presenting PPCs separately from your preferred stock.

Response: In response to the Staff’s comment, adjustment (F) reflects the conversion of 551,532 PPCs into 754,384 NLS Common Shares, which occurred on the following dates:

●	January 28, 2025 – 50,000 NLS Common Shares were issued pursuant to the conversion of 31,250 PPCs.
●	January 31, 2025 – 150,000 NLS Common Shares were issued pursuant to the conversion of 93,750 PPCs.
●	May 20, 2025 – 200,000 NLS Common Shares were issued pursuant to the conversion of 66,532 PPCs.
●	June 23, 2025 – 354,384 NLS Common Shares were issued pursuant to the conversion of 360,000 PPCs.

We confirm that the 551,532 PPCs converted into 754,384 NLS Common Shares were reflected in the NLS Preferred Share balance as of December 31, 2024 – please refer to Appendix 1. As of December 31, 2024, the NLS Preferred Shares were contractually non-voting, therefore, we believe our financial statements, relevant disclosures throughout and accounting policy for such securities are accurately reflected.

As previously disclosed, PPCs are economically and contractually equivalent to NLS Preferred Shares, with the sole distinction being that PPCs are non-voting, a structural feature specifically requested by the lead investor at the time of their creation in 2024. PPCs share the same liquidation preference, conversion ratio, and other rights as NLS Preferred Shares, and they can be issued interchangeably depending on share availability in treasury or as approved by shareholders.

Accordingly, we do not consider it necessary to present PPCs as a separate class of equity or revise our accounting policy, as both PPCs and NLS Preferred Shares are treated identically for classification purposes under ASC 505. However, in response to the Staff’s comment, we revised the disclosure on page 303 to provide additional clarity on the significant terms of the PPCs.

5.	As it relates to adjustment (K), we note that this adjustment reflects the reduction in par value of your equity securities from CHF 0.80 to CFH 0.03 effective January 17, 2025. Please explain why you have not provided additional adjustments for the further reduction in par value to CFH 0.003 and the reverse share split which are being voted on at your upcoming shareholders' meeting. In this regard, disclosure throughout your prospectus indicates that the par value reduction and reverse share split are necessary to meet the Nasdaq initial listing requirement, which is a closing condition of the Merger Agreement.

Response: In response to the Staff’s comment, with respect to the anticipated reverse share split and subsequent par value adjustment, we note that under Swiss corporate law, a reverse share split automatically results in an increase in the nominal (par) value per share, as the number of outstanding shares is reduced while the stated capital remains unchanged. As a result, the par value will temporarily increase upon the reverse split.

To align with Nasdaq initial listing requirements, we are proposing a reverse share split in combination with a simultaneous shareholder resolution to reduce the par value back to its current value (under an assumption of a 1:10 reverse share split, which we anticipate to be the determined split ratio based on the current share market price of the NLS Common Shares), which requires a separate shareholder vote. This two-step process—reduction of par value followed by a reverse split —is mandated by Swiss law and cannot be implemented as a single action.

Because the reverse share split and corresponding reduction in par value have not yet been approved by shareholders and remain contingent upon shareholder approval and closing of the Merger Agreement, no further pro forma adjustment has been made at this time. We will include updated disclosures in future filings, as appropriate, once these corporate actions have been formally approved and implemented.

6.	We note disclosure throughout your prospectus of additional financing investments of approximately $2.5 million to be raised prior to the closing date of the merger. Please clarify whether this additional financing is a condition of closing, and if so, your consideration of giving pro forma effect to this additional financing. Refer to Section 3240.13 of the Division's Financial Reporting Manual and Article 11-01(a)(8) of Regulation S-X.

Response: In response to the Staff’s comment, we have revised the disclosure throughout Amendment No. 6 to clarify that the additional financing investments of approximately $2.5 million to be raised prior to the closing date of the merger is not a condition to closing.

NLS Pharmaceutics Ltd. and Subsidiaries

Consolidated Balance Sheets, page F-4

7.	The amounts reported on the face of your balance sheet as the par value of your preferred and common shares as of December 31, 2024 appear to have been transposed as compared to your Statement of Changes in Equity. Please revise to address this inconsistency.

Response: In response to the Staff’s comment, we confirm that the amounts reported on the face of the balance sheet as of December 31, 2024, for the par value of NLS Preferred Shares and NLS Common Shares were inadvertently flipped due to a technical financial printer error, such that the amount intended for NLS Preferred Shares was presented on the NLS Common Shares line, and vice versa. Importantly, the total shareholders’ equity was reported correctly, and the presentation was accurately reflected in the Statement of Changes in Shareholders’ Equity included in the Annual Report. This classification immaterial error was limited solely to the line-item presentation of par value between the NLS Common Shares and NLS Preferred Shares classes on the balance sheet.

We have corrected this presentation through pro forma adjustment (K), which now properly reflects the correct allocation of par value between NLS Preferred Shares and NLS Common Shares. We intend to include a disclosure in our upcoming interim report for the period ending June 30, 2025, to advise our shareholders of the error and the corrective action taken.

As a result, we have also updated the description of pro forma adjustment (K) to clearly describe the nature of the immaterial error and the correction made.

Notes to the Consolidated Financial Statements

Notes 13 - Subsequent Events, page F-28

8.	Your disclosure on page 272 makes reference to a second closing of a securities purchase agreement entered into with three accredited investors in June 2025 (the June 2025 SPA). Please revise your subsequent event disclosure to disclose the material terms of this transaction, as well as any other significant debt or equity transactions that have occurred subsequent to December 31, 2024.

Response: In response to the Staff’s comment, the issuance of the Company’s securities in the second closing of a securities purchase agreement entered into with three accredited investors in June 2025 was not included in the subsequent events footnote, as it occurred after the filing of the Annual Report. This treatment is consistent with the requirements of IAS 10 and ASC 855, which require subsequent event disclosure only for events that occur before the financial statements are authorized for issuance. We further respectfully advise the Staff that there have not been any other significant debt or equity transactions that have occurred subsequent to December 31, 2024 that have not been disclosed in the subsequent event disclosure.

If you have any questions or require additional information, please contact our attorneys Ron Ben-Bassat, Esq. at (212) 660-5003 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

NLS Pharmaceutics LTD.

By:	/s/ Alexander Zwyer
Chief Executive Officer

APPENDIX 1

Rollforward of Preferred Shares and PPCs (Including Par Value Impact)

(From December 31, 2024 through July 9, 2025 — in USD)

Adjustment	Description	Preferred Shares	Par Value Impact (USD)
	Balance as of 12/31/2024	206,452	2,740,958
(F)	Conversion of PPCs to Common Shares	(551,532)	(18,229)
(G)	Issuance of PPCs	360,000	11,898
(C)	Issuance of Preferred + PPCs in financing round	1,818,162	64,168
(K)	Adjustment for par value reduction (CHF 0.80 → CHF 0.03) and December 31, 2024 par value correction	–	(2,734,135)
	Ending Balance as of July 9, 2025 (Pro Forma)	1,833,082	64,661

Common Shares Rollforward (Number of Shares and Par Value Impact)

Pro Forma Rollforward (From December 31, 2024 through July 9, 2025— in USD)

Adjustment	Description	Number of Shares	Par Value Impact (USD)
	Beginning balance as of 12/31/2024	3,159,535	166,353
(B)	Exercise of warrants	76,847	2,540
(A)	Issuance under December 2024 SPA	161,290	5,331
(F)	Conversion of 551,532 PPCs	754,384	24,933
(K)	Adjustment for par value reduction (CHF 0.80 → CHF 0.03) and December 31, 2024 par value correction	–	(61,927)
(M)	Issuance to Kadimastem	46,032,286	1,741,816
	Ending Balance Total as of July 9, 2025 (Pro Forma)	50,184,342	1,879,046